

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2022

Charles D. Goodwin II
Chief Executive Officer
Apyx Medical Corp.
5115 Ulmerton Road
Clearwater, FL 33760

> **Re: Apyx Medical Corp.**
> **Registration Statement on Form S-3**
> **Filed November 22, 2022**
> **File No. 333-268532**

Dear Charles D. Goodwin II:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Adam P. Silvers, Esq.